UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

CERUS CORPORATION

(Exact name of registrant as specified in charter)

Delaware	68-0262011
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

2411 Stanwell Drive, Concord, California	94520
(Address of principal executive offices)	(Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following.  ☒

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights

(Title of class)

Item 1.	Description of Registrant’s Securities to be Registered.

On November 3, 1999, the Board of Directors of Cerus Corporation (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.001 per share, of the Company (the “Common Shares”). The dividend was payable on November 23, 1999 (the “Record Date”) to the stockholders of record on that date. Each Right entitled the registered holder to purchase from the Company one one-hundredth of a share of Series C Junior Participating Preferred Stock, par value $0.001 per share (a “Preferred Share”), at an exercise price of $170 per one one-hundredth of a Preferred Share, subject to adjustment. Each one one-hundredth of a Preferred Share has designations and powers, preferences and rights, and the qualifications, limitations and restrictions designed to make it the economic equivalent of a Common Share. The description and terms of the Rights were initially set forth in a Rights Agreement, dated as of November 3, 1999, as amended as of August 6, 2001 (the “Rights Agreement”), between the Company and Wells Fargo Bank, N.A., as successor to Wells Fargo Bank Minnesota, N.A. (formerly known as Norwest Bank Minnesota, N.A.), as Rights Agent (the “Rights Agent”).

The Company and the Rights Agent entered into an Amendment to Rights Agreement, dated as of October 28, 2009 (the “Amendment”). The Amendment provides, among other things, for a decrease in the exercise price of the Rights under the Rights Agreement from $170.00 to $30.00 per one one-hundredth of a Preferred Share (such exercise price, as amended, the “Purchase Price”) and an extension of the expiration date of the Rights to October 27, 2019. The Rights will continue to be evidenced by the stock certificates representing the Common Shares then outstanding, unless and until they are separated upon the occurrence of certain future events.

The following description of the Rights Agreement does not purport to be complete and is qualified in its entirety by (i) the Rights Agreement that is filed as Exhibit 4.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 filed with the Securities and Exchange Commission on August 10, 2009, and (ii) the Amendment that is filed as Exhibit 4.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2009.

Currently, the Rights are evidenced by the stock certificates representing the Common Shares outstanding, and no separate Right Certificates (as hereinafter defined) have been distributed. Until the earlier to occur of (i) 10 days after a public announcement that a person (or a group of affiliated or associated persons) has acquired beneficial ownership of 15% or more of the outstanding Common Shares (an “Acquiring Person”) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or entity becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by an Acquiring Person of 15% or more of the outstanding Common Shares (the earlier of these dates being called the “Distribution Date”), the Rights will be evidenced by such Common Share certificates registered in the names of the holders thereof, which certificates will also be deemed to be Rights Certificates (as defined below), with respect to any of the Common Share certificates outstanding.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights) the surrender or transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”), in the form of Exhibit B to the Amendment, will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on October 27, 2019 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable or payable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution. The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares, or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount of consideration received per Common Share. These rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share. The Preferred Shares would rank junior to any other series of the Company’s preferred stock.

In the event that any person (or a group of affiliated or associated persons) becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person or any affiliate or associate thereof (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. This right will commence on the date 10 days following public announcement that a person has become an Acquiring Person (or the effective date of a registration statement relating to distribution of the rights, if later) and terminate 60 days later (subject to adjustment in the event exercise of the rights is enjoined). At the time the rights flip in, they no longer represent the right to purchase Preferred Shares.

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, its affiliates or associates or certain other persons in which such persons have an interest, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

At any time prior to the earliest of (i) the close of business on the day of the first public announcement that a person has become an Acquiring Person, or (ii) the Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the “Redemption Price”). In general, the redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

At any time after the acquisition by a person (or a group of affiliated or associated persons) of beneficial ownership of 15% or more of the outstanding Common Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or, under circumstances set forth in the Rights Agreement, cash, property or other securities of the Company, including fractions of a Preferred Share (or of a share of a class or series of the Company’s preferred stock having equivalent designations and the powers, preferences and rights, and the qualifications, limitations and restrictions), per Right (with value equal to such Common Shares).

The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as the Rights are distributed no such amendment may adversely affect the interests of the holders of the Rights (excluding the interest of any Acquiring Person).

Item 2.	Exhibits.

Exhibit No.	Description

Exhibit 1	Restated Certificate of Incorporation of the Registrant, as amended to date (which includes the Certificate of Designation of Series C Junior Participating Preferred Stock)(1)

Exhibit 2	Rights Agreement, dated as of November 3, 1999, as amended as of August 6, 2001, between the Registrant and Wells Fargo Bank, N.A., as successor to Wells Fargo Bank Minnesota, N.A. (formerly known as Norwest Bank Minnesota, N.A.)(2)

Exhibit 3	Amendment to Rights Agreement, dated as of October 28, 2009, between the Registrant and Wells Fargo Bank, N.A. (which includes the Form of Right Certificate as Exhibit B thereto) (3)

(1)	Filed as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (No. 333-72185), filed with the SEC on November 12, 1999, and incorporated by reference herein.
(2)	Filed as Exhibit 4.3 to the Registrant’s Quarterly Report on Form 10-Q (No. 000-21937), filed with the SEC on August 10, 2009, and incorporated by reference herein.
(3)	Filed as Exhibit 4.4 to the Registrant’s Current Report on Form 8-K (No. 000-21937), filed with the SEC on October 30, 2009, and incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CERUS CORPORATION

Dated: October 30, 2009	By:	/s/ KEVIN D. GREEN
Kevin D. Green Vice President, Finance and Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Restated Certificate of Incorporation of the Registrant, as amended to date (which includes the Certificate of Designation of Series C Junior Participating Preferred Stock)(1)

Exhibit 2	Rights Agreement, dated as of November 3, 1999, as amended as of August 6, 2001, between the Registrant and Wells Fargo Bank, N.A., as successor to Wells Fargo Bank Minnesota, N.A. (formerly known as Norwest Bank Minnesota, N.A.)(2)

Exhibit 3	Amendment to Rights Agreement, dated as of October 28, 2009, between the Registrant and Wells Fargo Bank, N.A. (which includes the Form of Right Certificate as Exhibit B thereto) (3)

(1)	Filed as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (No. 333-72185), filed with the SEC on November 12, 1999, and incorporated by reference herein.
(2)	Filed as Exhibit 4.3 to the Registrant’s Quarterly Report on Form 10-Q (No. 000-21937), filed with the SEC on August 10, 2009, and incorporated by reference herein.
(3)	Filed as Exhibit 4.4 to the Registrant’s Current Report on Form 8-K (No. 000-21937), filed with the SEC on October 30, 2009, and incorporated by reference herein.